Exhibit 99.1

Inspira™ Technologies Flagship Technology to be Showcased at Arab Health Expo 2025 in Dubai

Visitors at Glo-Med Network Inc’s booth can explore Inspira’s cutting-edge respiratory solutions, with the FDA-cleared INSPIRA™ ART100, showcasing the future of respiratory care

RA’ANANA, Israel – January 7, 2025 – Inspira Technologies Oxy B.H.N. Ltd. (NASDAQ: IINN, IINNW), (“Inspira Technologies,” “Inspira” or the “Company”), a groundbreaking respiratory support technology company, is pleased to announce that the INSPIRA™ ART100, a cardiopulmonary bypass system will be showcased at Arab Health 2025, one of the largest healthcare exhibitions in the Middle East, expected to have over 3,800 exhibitors and over 180 visiting countries.

The event will take place from January 27th to January 30th, 2025 at the Dubai World Trade Center, in Dubai, United Arab Emirates.

The INSPIRA ART100 system has already attained U.S. Food and Drug Administration (“FDA”) clearance for Cardiopulmonary Bypass procedures. The INSPIRA ART100 system utilizes a technique that adds oxygen to the blood and removes carbon dioxide, with the enriched blood being circulated back to the patient, taking over the functionality of the heart and/or lungs in critical care patients.

The INSPIRA ART100 is equipped with the Company’s signature proprietary software designed to assist medical teams to navigate through the setup process, as well as advanced features that include customizing procedures for improved patient care. It is also equipped with a built-in alarm management that offers immediate troubleshooting solutions to the medical team. The system has a small footprint, provides up to four hours of uptime in emergency scenarios, and can be used with various disposables available on the market.

Dagi Ben-Noon, CEO of Inspira Technologies said:

“The Arab Health Expo 2025 in Dubai serves as a global platform to present our innovative technologies to healthcare leaders and companies from around the world. This is an incredible opportunity to explore new markets and forge partnerships that can drive the global adoption of our cutting-edge respiratory solutions.”

About the Arab Health Conference

Arab Health 2025 is the leading healthcare exhibition and congress in the Middle East, bringing together global healthcare professionals, manufacturers, and innovators to showcase cutting-edge medical technologies, products, and services.

Inspira™ Technologies OXY B.H.N. Ltd.

Inspira Technologies is an innovative medical technology company in the life support and respiratory treatment arena. The Company has developed a breakthrough Augmented Respiration Technology (INSPIRA™ ART), a groundbreaking device poised to revolutionize the $19 billion mechanical ventilation market. With 20 million intensive care unit patients with acute respiratory failure each year, many of whom rely on mechanical ventilators, the INSPIRA ART offers a potential alternative by elevating and stabilizing decreasing oxygen saturation levels in minutes without a ventilator, with patients being awake during treatment. The INSPIRA ART is being equipped with a clip-on HYLA™ blood sensor, a real-time continuous blood monitoring technology, aiming to alert physicians of changes in a patient’s condition without the need for intermittent actual blood samples, aiming to support physicians in making informed decisions.

In June and July 2024, respectively, the Company’s INSPIRA™ ART100 system has obtained FDA 510(k) clearance for use in CBP procedures, along with the Israeli AMAR certification for both Extra-Corporeal Membrane Oxygenation and Cardiopulmonary Bypass procedures.

The Company’s other products and technologies, including the INSPIRA ART also known as the INSPIRA™ ART500 or Gen 2, the INSPIRA™ Cardi-ART portable modular device, VORTX™ Oxygen Delivery System, and HYLA™ blood sensor, are currently being designed and developed, and have not yet been tested or used in humans nor approved by any regulatory entity.

For more information, please visit our corporate website at https://inspira-technologies.com

Forward-Looking Statements

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the potential benefits of its products and technologies, that Arab Health 2025 is an incredible opportunity to explore new markets and forge partnerships that can drive the global adoption of the Company’s cutting-edge respiratory solutions, the size of its target market and that its development of innovative life support technology could disrupt the $19 billion mechanical ventilation market. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Contact:

For more information, contact:

Inspira Technologies – Media Relations

Email: info@inspirao2.com

Phone: +972-9-9664485

MRK-ARS-122

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